UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2023

Fundrise Growth eREIT VII, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 73 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We substantially commenced operations on January 13, 2021.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT VII”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT VII, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company has operated in a manner that qualifies for treatment as a REIT under the Internal Revenue Code of 1986, as amended. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was established on October 9, 2021.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

 We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 32 in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023 and December 31, 2022, we have raised cumulative gross offering proceeds of approximately $96.7 million and $89.5 million, respectively, from settled subscriptions (including the $15,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 8,999,000 and 8,376,000 of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2023, approximately $28.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2021, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$11.20	Form 1-U
March 31, 2022	$11.74	Form 1-U
June 30, 2022	$12.51	Form 1-U
September 30, 2022	$11.60	Form 1-U
December 31, 2022	$10.66	Form 1-U
March 31, 2023	$10.79	Form 1-U
June 30, 2023	$10.41	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
01/01/2022 - 01/31/2022	$0.0002739726		12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 - 02/28/2022	$0.0002739726		01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 - 03/31/2022	$0.0002739726		02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 - 04/30/2022	$0.0002739726		03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 - 05/31/2022	$0.0002739726		04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 - 06/30/2022	$0.0002739726		05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 - 07/31/2022	$0.0002739726		06/28/2022	10/12/2022	1.00%		Form 1-U
08/01/2022 - 08/31/2022	$0.0001369863		07/27/2022	10/12/2022	0.50%		Form 1-U
09/01/2022 - 10/01/2022	$0.0001369863		08/29/2022	10/12/2022	0.50%		Form 1-U
10/02/2022 – 10/31/2022	$0.0002739726		10/01/2022	01/11/2023	1.00%		Form 1-U
11/01/2022 – 11/30/2022	$0.0001369863		10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	$0.0001369863		11/29/2022	01/11/2023	0.50%		Form 1-U
01/01/2023 – 01/31/2023	$0.0001369863		12/29/2022	04/12/2023	0.50%		Form 1-U
02/01/2023 - 02/28/2023	$0.0001369863		01/30/2023	04/12/2023	0.50%		Form 1-U
03/01/2023 - 03/31/2023	$0.0001369863		02/27/2023	04/12/2023	0.50%		Form 1-U
04/01/2023 - 04/30/2023	$0.0001369863		03/29/2023	07/13/2023	0.50%		Form 1-U
05/01/2023 – 05/31/2023	$0.0001369863		04/27/2023	07/13/2023	0.50%		Form 1-U
06/01/2023 – 06/30/2023	$0.0001369863		05/26/2023	07/13/2023	0.50%		Form 1-U
07/01/2023 – 07/31/2023	$0.0001369863		06/28/2023	10/21/2023	0.50%		Form 1-U
08/01/2023 – 08/31/2023	$0.0001369863		07/28/2023	10/21/2023	0.50%		Form 1-U
09/01/2023 – 10/01/2023	$0.0001369863		08/28/2023	10/21/2023	0.50%		Form 1-U
Weighted Average	$0.0002025093	(3)			0.74	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

 As of June 30, 2023 and December 31, 2022, approximately 998,000 and 706,000 common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the six months ended June 30, 2023, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income from equity in earnings from our investments in equity method investees. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our financial statements for further detail.

Results of Operations

On January 13, 2021, we substantially commenced operations. For the six months ended June 30, 2023 and 2022, we had total net losses of approximately $3.7 million and $1.3 million, respectively.

Revenue

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $88,000 and $0, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the current period.

Expenses

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $357,000 and $266,000, respectively. The increase in investment management fees is directly related to an increase in the quarterly net asset value, as the investment management fee is calculated as a percentage of net assets each quarter.

General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $181,000 and $190,000, respectively, which includes advisory and professional services, transfer agent costs, bank fees, and other expenses associated with operating our business.

Other Expenses

Equity in Losses

For the six months ended June 30, 2023 and 2022 we had equity in losses of approximately $3.2 million and $801,000, respectively, from our equity method investments. The increase in equity in losses is due to the increase in depreciation and amortization expense in one of our equity method investees, which acquired additional properties, in addition to properties being held for a longer period of time.

Interest Expense – Related Party

For the six months ended June 30, 2023 and 2022, we incurred interest expense on related party debt of approximately $107,000 and $41,000, respectively. The increase in interest expense is due to an overall higher average principal balance outstanding and higher interest rates during the six months ended June 30, 2023 compared to the six months ended June 30, 2022. See Note 6, Related Party Arrangements for further information.

Our Investments

As of June 30, 2023, we had acquired the following assets through our investment in Fundrise SFR JV 1, LLC, (“SFR JV 1”), a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which is accounted for under the equity method of accounting. The Co-Investment Arrangement ownership percentages for the Company and Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Fort King Controlled Subsidiary	Dade City, FL	Single Family Rental	132	01/25/2021	$3,335,000	Initial
Windmill Farms Controlled Subsidiary	Forney, TX	Single Family Rental	102	01/26/2021	$2,088,000	Initial
Crestridge Meadows Controlled Subsidiary	Lavon, TX	Single Family Rental	98	02/05/2021	$2,183,000	Initial
Trinity Crossing Controlled Subsidiary	Forney, TX	Single Family Rental	4	02/10/2021	$85,000	Initial
East Heights at Airline Controlled Subsidiary	Houston, TX	Land	N/A	03/12/2021	$1,616,000	Initial
Hidden Creek Controlled Subsidiary	Zephyrhills, FL	Single Family Rental	105	03/30/2021	$2,524,000	Initial
Riverstone Controlled Subsidiary	Lakeland, FL	Single Family Rental	50	03/30/2021	$1,094,000	Initial
Homestead Estates Controlled Subsidiary	Elgin, TX	Single Family Rental	40	03/31/2021	$884,000	Initial
Oak Ridge Controlled Subsidiary	Fort Worth, TX	Single Family Rental	49	03/31/2021	$1,244,000	Initial
Ellison Park Controlled Subsidiary	Sandy Springs, GA	Single Family Rental	67	04/14/2021	$3,180,000	Initial
Hallie’s Ranch Controlled Subsidiary	St. Hedwig, TX	Single Family Rental	121	04/16/2021	$2,316,000	Initial
Chisholm Springs Controlled Subsidiary	Newark, TX	Single Family Rental	47	04/28/2021	$1,062,000	Initial
Pinewood Trails Controlled Subsidiary	Cleveland, TX	Single Family Rental	87	05/07/2021	$1,791,000	Initial
Rock Ridge Controlled Subsidiary	Pensacola, FL	Single Family Rental	69	06/10/2021	$2,317,000	Initial Update

Gardens of Three Rivers Controlled Subsidiary	Murfreesboro, TN	Single Family Rental	22	06/16/2021	$693,000	Initial
Ambling Grove Controlled Subsidiary	Decatur, GA	Single Family Rental	59	06/17/2021	$1,153,000	Initial
Loso Walk Controlled Subsidiary	Charlotte, NC	Single Family Rental	87	06/21/2021	$3,626,000	Initial
Lasater Ranch Controlled Subsidiary	Crowley, TX	Single Family Rental	48	06/29/2021	$1,140,000	Initial
Savannah Place Controlled Subsidiary	Converse, TX	Single Family Rental	60	06/30/2021	$1,308,000	Initial
Stonebridge Crossing Controlled Subsidiary	Jarrell, TX	Single Family Rental	90	06/30/2021	$2,022,000	Initial
Lincoln Oaks Controlled Subsidiary	Deland, FL	Single Family Rental	57	07/16/2021	$1,349,100	Initial
Liberty Grove Controlled Subsidiary	Locust Grove, GA	Single Family Rental	60	07/22/2021	$1,516,600	Initial Update
Willow Springs Controlled Subsidiary	Halset, TX	Single Family Rental	128	08/19/2021	$4,042,600	Initial
Tortosa Controlled Subsidiary	Maricopa, AZ	Single Family Rental	70	08/30/2021	$1,934,000	Initial Update
Pender Woods Controlled Subsidiary	Summerville, SC	Single Family Rental	200	09/24/2021	$5,514,000	Initial
Balmoral Controlled Subsidiary	Humble, TX	Single Family Rental	163	09/30/2021	$4,535,000	Initial
Home Rent 2 Controlled Subsidiary – Scattered Site – Volley #1 Property (3)	Various	Single Family Rental	7	09/30/2021	$194,000	Initial
Home Rent 2 Controlled Subsidiary – Seagoville Farms Property	Seagoville, TX	Single Family Rental	48	09/30/2021	$1,214,700	Initial
FR – Timbergrove Village Controlled Subsidiary	Houston, TX	Land	N/A	10/12/2021	$1,151,000	Initial Update
Emerald Lakes Controlled Subsidiary	Ocean Springs, MS	Single Family Rental	106	10/28/2021	$3,710,000	Initial Update
Hickory Street Controlled Subsidiary	Foley, AL	Single Family Rental	120	10/28/2021	$4,320,000	Initial Update
Home Rent 2 Controlled Subsidiary – Shaw Creek Ranch Property	Ferris, TX	Single Family Rental	3	10/29/2021	$100,500	Initial
FR – Cedar Ridge Controlled Subsidiary	Charlotte, NC	Land	N/A	12/16/2021	$952,000	Initial
Ruskin Reserve Controlled Subsidiary	Ruskin, FL	Single Family Rental	94	12/29/2021	$2,235,000	Initial
Home Rent 2 Controlled Subsidiary – The Valley Property	Elgin, SC	Single Family Rental	10	12/29/2021	$251,900	Initial

Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property	Tucson, AZ	Single Family Rental	4	01/28/2022	$131,200	Initial
Carolina Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	48	02/10/2022	$2,160,000	Initial
Cypress Controlled Subsidiary	Palm Bay, FL	Single Family Rental	87	03/16/2022	$4,380,000	Initial
Sunset Controlled Subsidiary	Panama City, FL	Single Family Rental	233	03/23/2022	$10,750,000	Initial
Treeline Controlled Subsidiary	Jacksonville, FL	Single Family Rental	146	04/21/2022	$5,363,400	Initial
Moss Creek Controlled Subsidiary	Louisville, KY	Single Family Rental	24	04/21/2022	$573,600	Initial
Kilbourne Controlled Subsidiary	Charlotte, NC	Single Family Rental	18	04/21/2022	$575,000	Initial
Ridgeview Controlled Subsidiary	Allen, TX	Single Family Rental	27	04/21/2022	$1,150,000	Initial
The Commons Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	93	05/20/2022	$2,604,000	Initial
Harris Trail Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	38	05/20/2022	$1,064,000	Initial
Home Rent 4 Controlled Subsidiary – Imperial Forest Property	Houston, TX	Single Family Rental	53	05/27/2022	$1,420,600	Initial
Beall Controlled Subsidiary	Denton, TX	Single Family Rental	188	06/21/2022	$7,238,000	Initial
Sumner Village Controlled Subsidiary	North Charleston, SC	Single Family Rental	44	06/29/2022	$1,622,900	Initial
Pine Ridge Controlled Subsidiary	Fountain Inn, SC	Single Family Rental	112	07/21/2022	$4,024,100	Initial
Main Street Townes at Lilburn Controlled Subsidiary	Lilburn, GA	Single Family Rental	80	08/29/2022	$3,200,900	Initial
Simmons Trace Controlled Subsidiary	Kissimmee, FL	Single Family Rental	108	08/30/2022	$4,517,600	Initial
Terrapin Station Controlled Subsidiary	Jacksonville, FL	Single Family Rental	60	10/12/2022	$2,248,700	Initial
Roseglen Controlled Subsidiary	Indian Land, SC	Single Family Rental	50	10/20/2022	$2,320,000	Initial
Preston Park Controlled Subsidiary	Gallatin, TN	Single Family Rental	45	12/01/2022	$1,443,200	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price anticipated to be paid by us upon full delivery of all homes for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(3)	The Scattered Site – Volley #1 Property represents single family homes purchased directly from national home builders that are operated within various for-sale housing communities.

As of June 30, 2023, we had acquired the following assets through our investment in Fundrise SFR JV 2, LLC, (“SFR JV 2”), a joint venture (which we also refer to as a “Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which is accounted for under the equity method of accounting. The Co-Investment Arrangement ownership percentages for the Company and Fundrise Real Estate Interval Fund, LLC are 5% and 95%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Cottonvale Towns Controlled Subsidiary	Savannah, GA	Single Family Rental	71	01/13/2023	$994,000	Initial
The Village at Sherrills Ford Controlled Subsidiary	Sherrills Ford, NC	Single Family Rental	97	02/28/2023	$1,473,400	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price anticipated to be paid by us upon full delivery of all homes for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included contributions to National Lending, LLC (“National Lending”). See Note 6, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, separate private placements to third parties, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2023, we had deployed approximately $93.0 million in capital for our equity method investments and had approximately $5.3 million in cash. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023, we anticipate that cash on hand, proceeds from our Offering, and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations.

We have outstanding unsecured Company level debt of $6.0 million as of both September 12, 2023 and June 30, 2023, respectively, exclusive of any debt secured by the real property of our unconsolidated investments.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside. The current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside that may come from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history). However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes real estate investments acquired by the Company through our investment in SFR JV 2 since June 30, 2023 (through September 12, 2023):

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Bluejay Commons Controlled Subsidiary	Rincon, GA	Single Family Rental	124	07/13/2023	$1,737,000	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price anticipated to be paid by us upon full delivery of all homes for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $10.41 due to a change in NAV. More information can be found here.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

National Lending Note Issuance	07/31/2023	On July 31, 2023, National Lending issued a promissory note to the Company in the principal amount of $3.0 million. The note bears a 6.5% per annum interest rate and matures on July 31, 2024.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Status of our Offering	09/12/2023	As of September 12, 2023, we had raised total gross offering proceeds of approximately $97.0 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,025,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT VII, LLC

Fundrise Growth eREIT VII, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$5,337	$5,815
Deposits	-	950
Other assets	20	28
Investments in equity method investees	70,085	78,494
Total Assets	$75,442	$85,287

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$62	$91
Due to related party	187	235
Notes payable – related party	-	6,037
Settling subscriptions	12	13
Distributions payable	133	166
Redemptions payable	3,007	3,283
Total Liabilities	3,401	9,825

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 8,998,699 and 8,376,316 shares issued and 7,718,507 and 7,670,623 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	81,669	81,153
Accumulated deficit	(9,628)	(5,691)
Total Members’ Equity	72,041	75,462
Total Liabilities and Members’ Equity	$75,442	$85,287

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Other revenue	$88	$-
Total revenue	88	-

Expenses
Investment management and other fees – related party	357	266
General and administrative expenses	181	190
Total expenses	538	456

Other expenses
Equity in losses	3,185	801
Interest expense – related party	107	41
Total other expenses	3,292	842

Net loss	$(3,742)	$(1,298)

Net loss per basic and diluted common share	$(0.47)	$(0.21)
Weighted average number of common shares outstanding, basic and diluted	7,931,575	6,136,826

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Growth eREIT VII, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2022 (*)	7,670,623	$81,153	$(5,691)	$75,462
Proceeds from issuance of common shares	622,383	6,642	-	6,642
Offering costs	-	(32)	-	(32)
Distributions declared on common shares	-	-	(195)	(195)
Redemptions of common shares	(574,499)	(6,094)	-	(6,094)
Net loss	-	-	(3,742)	(3,742)
June 30, 2023 (unaudited)	7,718,507	$81,669	$(9,628)	$72,041

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2021 (*)	4,696,369	$47,151	$(959)	$46,192
Proceeds from issuance of common shares	2,510,314	28,531	-	28,531
Offering costs	-	(57)	-	(57)
Distributions declared on common shares	-	-	(320)	(320)
Redemptions of common shares	(144,610)	(1,657)	-	(1,657)
Net loss	-	-	(1,298)	(1,298)
June 30, 2022 (unaudited)	7,062,073	$73,968	$(2,577)	$71,391

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements

Fundrise Growth eREIT VII, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(3,742)	$(1,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	3,185	801
Changes in assets and liabilities:
Net decrease in other assets	8	-
Net decrease in due from related party	-	162
Net decrease in accounts payable and accrued expenses	(31)	(195)
Net increase in due to related party	(60)	64
Net cash used in operating activities	(640)	(466)
INVESTING ACTIVITIES:
Investments in equity method investees	(5,775)	(37,416)
Distributions received from equity method investees	10,999	278
Issuance of deposits	-	(2,359)
Release of deposits	951	9,271
Net cash provided by (used in) investing activities	6,175	(30,226)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	6,629	28,435
Proceeds of notes payable – related party	2,000	15,000
Repayment of notes payable – related party	(8,000)	(10,000)
Proceeds from settling subscriptions	12	767
Distributions paid	(228)	(240)
Redemptions paid	(6,370)	(876)
Reimbursements to related party	(32)	(2)
Offering costs paid	(24)	(52)
Net cash provided by (used in) financing activities	(6,013)	33,032

Net increase (decrease) in cash and cash equivalents	(478)	2,340
Cash and cash equivalents, beginning of period	5,815	8,584
Cash and cash equivalents, end of period	$5,337	$10,924

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise Growth eREIT VII, LLC through programs offered by Fundrise Advisors, LLC	$-	$1
Distributions receivable	$-	$110
Settling subscriptions	$12	$95
Distributions payable	$133	$235
Offering costs accrued and payable	$4	$1,090
Redemptions payable	$3,007	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$144	$40

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT VII, LLC was formed on January 28, 2020 as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Growth eREIT VII, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the period ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was formed with an effective date of October 9, 2021. As a result of this formation, we record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS income or expense activity during the six months ended June 30, 2023 and 2022, and as such no income tax expense was recorded. As of June 30, 2023 and December 31, 2022, there are no gross deferred tax assets or liabilities.

The Company’s initial and any subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $35.4 million of additional common shares on December 14, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company had net common shares outstanding of approximately 9,000,000 and 7,671,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2023 and December 31, 2022, the Sponsor owned 500 common shares. In addition, as of June 30, 2023 and December 31, 2022, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $96.7 million and $89.5 million, respectively, and the total amount of settling subscriptions was approximately $12,000 and $13,000, respectively. These amounts were offered at a $10.79 and $11.60 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2023 and 2022, approximately $0 and $1,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Cash equivalents consists of money market funds as of June 30, 2023 and December 31, 2022.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate on June 30, 2021, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Costs incurred by the Manager:
Beginning balance	$177	$141
Costs incurred during the period	8	36
Ending balance	$185	$177
Less: cumulative costs reimbursed to Manager	(178)	(146)
Less: costs payable to Manager	(4)	(29)
Total costs subject to reimbursement in a future period	$3	$2

(1)	The Hurdle Rate was met as of June 30, 2021.

Of the total costs reimbursed to the Manager for the six months ended June 30, 2023 and the year ended December 31, 2022, no costs were related to organizational costs.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $24,000 and $53,000, respectively. Of such amounts, approximately $0 and $13,000 were payable as of June 30, 2023 and December 31, 2022, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of June 30, 2023, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions from equity method investees for each investment, less distributions from equity method investees in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions from equity method investees that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions from equity method investees in excess of the cumulative equity in earnings represent returns of investment.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we may limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operated as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

As of June 30, 2023, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Other revenue consists of money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$78,494	$26,309
New investments in equity method investees	5,775	60,463
Distributions from equity method investees	(10,999)	(4,981)
Equity in losses of equity method investees	(3,185)	(3,297)
Ending balance	$70,085	$78,494

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2021, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	Acquired in 2021, a 10% non-controlling member interest in Fundrise SFR JV 1, LLC (“SFR JV 1”), a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in newly constructed pre-stabilized and stabilized single-family residential real properties located throughout the Sunbelt region of the United States.

(3)	Acquired in 2022, a 5% non-controlling member interest in SFR JV 2, LLC (“SFR JV 2”), a Co-Investment Arrangement between the Company and Fundrise Real Estate Interval Fund, LLC, which was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	National Lending, LLC		Fundrise SFR JV 1, LLC	Fundrise SFR JV 2, LLC
Condensed balance sheet information:	As of June 30, 2023		As of June 30, 2023	As of June 30, 2023
Real estate assets, net	$-		$1,300,252	$49,881
Other assets	68,637	(1)	103,075	19,800
Total assets	$68,637		$1,403,327	$69,681

Credit facilities	$-		$597,000	$-
Mortgage notes payable, net	-		158,795	-
Notes payable	-		-	-
Other liabilities	3		28,005	749
Equity	68,634		619,527	68,932
Total liabilities and equity	$68,637		$1,403,327	$69,681
Company’s equity investment, net	$4,685		$61,953	$3,447

(1)	Approximately $45.6 million of “Other assets” for National Lending are promissory notes receivable from other eREITs. See Note 6, Related Party Arrangements for further information regarding National Lending.

	National Lending, LLC	Fundrise SFR JV 1, LLC	Fundrise SFR JV 2, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2023
Total revenue	$1,793	$46,168	$272
Total expenses	27	78,966	840
Net income (loss)	$1,766	$(32,798)	$(568)
Company’s equity in earnings (losses) of investee	123	(3,280)	(28)

As of December 31, 2022 and for the six months ending June 30, 2022 the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	National Lending, LLC		Fundrise SFR JV 1, LLC
Condensed balance sheet information:	As of December 31, 2022		As of December 31, 2022
Real estate assets, net	$		$1,261,290
Other assets	66,577	(1)	109,041
Total assets	$66,577		$1,370,331

Credit facility	$-		$430,469
Mortgage notes payable, net	-		163,161
Notes payable	-		7,818
Other liabilities	-		29,568
Equity	66,577		739,315
Total liabilities and equity	$66,577		$1,370,331
Company’s equity investment, net	$4,564		$73,930

(1)	Approximately $41.0 million of “Other assets” for National Lending are promissory notes receivable from other eREITs. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	National Lending, LLC For the Six Months Ended June 30, 2022	Fundrise SFR JV 1, LLC For the Six Months Ended June 30, 2022
Total revenue	$741	$22,593
Total expenses	39	30,887
Net income (loss)	$702	$(8,294)
Company’s equity in earnings (losses) of investee	$28	$(829)

SFR JV 2 commenced operations on January 9, 2023 after receiving its initial contributions. As such, there was no activity in SFR JV 2 as of and for the year ending December 31, 2022.

The Company is a guarantor to various debt arrangements entered into by SFR JV 1, SFR JV 2 and certain of their wholly-owned subsidiaries as of June 30, 2023 and December 31, 2022. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantees”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees and their subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period.

As of June 30, 2023 and December 31, 2022, the total commitments outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $516.6 million and $462.6 million, respectively. As of June 30, 2023 and December 31, 2022, the Company was subject to a limited recourse liability of $9.0 million and $10.0 million, respectively. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of June 30, 2023 or December 31, 2022 because payment by the Company is not probable.

The debt arrangements incur interest at variable rates. As of June 30, 2023, the maturity dates of these debt arrangements range from September 5, 2023 through June 2, 2025, some of which have extension options available to our equity method investees and its subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of June 30, 2023 or December 31, 2022 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of June 30, 2023 and December 31, 2022, the Company was in compliance with these covenants.

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared(1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 through February 28, 2023	0.0001369863	$30		01/30/2023	$30	04/11/2023
March 1, 2023 through March 31, 2023	0.0001369863	32		02/27/2023	32	04/11/2023
April 1, 2023 through April 30, 2023	0.0001369863	33		03/29/2023		07/12/2023
May 1, 2023 through May 31, 2023	0.0001369863	34		04/27/2023	-	07/12/2023
June 1, 2023 through June 30, 2023	0.0001369863	33		05/26/2023	-	07/12/2023
July 1, 2023 through July 31, 2023	0.0001369863	33	(2)	06/28/2023	-	10/21/2023
Total		$195			$62

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared(1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0002739726	$37		01/28/2022	$37	04/12/2022
March 1, 2022 through March 31, 2022	0.0002739726	48		02/25/2022	48	04/12/2022
April 1, 2022 through April 30, 2022	0.0002739726	56		03/30/2022	56	07/12/2022
May 1, 2022 through May 31, 2022	0.0002739726	60		04/27/2022	60	07/12/2022
June 1, 2022 through June 30, 2022	0.0002739726	59		05/27/2022	59	07/12/2022
July 1, 2022 through July 31, 2022	0.0002739726	61		06/28/2022	61	10/12/2022
August 1, 2022 through July 31, 2022	0.0001369863	34		07/27/2022	34	10/12/2022
September 1, 2022 through October 1, 2022	0.0001369863	33		08/29/2022	33	10/12/2022
October 2, 2022 through October 31, 2022	0.0002739726	66		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0001369863	33		10/28/2022	-	01/11/2023
December 1, 2022 through December 30, 2022	0.0001369863	34		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0001369863	33	(3)	12/29/2022	-	04/11/2023
Total		$554			$388

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2023 and the year ended December 31,2022, less than $1,000 in distributions were declared to related parties.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 financial statements, and is scheduled to be paid within three weeks after the end of September 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 financial statements. This amount was subsequently determined to be approximately $33,000.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, real estate deposits and notes payable to related parties. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $0 and $2,000 of operational costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $0 and $1,000, respectively, were due and payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV, which, until June 30, 2021, was based on our net offering proceeds as of the end of each quarter, and thereafter is based on our NAV at the end of each prior semi-annual period. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $357,000 and $266,000, respectively. As of June 30, 2023 and December 31, 2022, approximately $183,000 and $196,000, respectively of investment management fees remained payable to the Manager and are included in “Due to related party” on the Balance Sheets.

The Company may be charged by the Manager a development management fee based on a percentage of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2023 and 2022, no development management fees were incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee based on a percentage of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the six months ended June 30, 2023 and 2022, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2023 and 2022, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2023 and 2022.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2023 and 2022, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $7,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expenses in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $34,000 and $29,000, respectively, of operational costs on our behalf in connection with the Shared Services Agreement. As of June 30, 2023 and December 31, 2022, approximately $0 and $9,000 of operational costs were due and payable, respectively.

During the six months ended June 30, 2023 and 2022, the Company received approximately $0 and $39,000, respectively, related to the reimbursement of acquisition fees that were incurred by SFR JV 1 and earned by the Sponsor. During the six months ended June 30, 2023 and 2022, the Company received approximately $0 related to the reimbursement of acquisition fees that were incurred by SFR JV 2 and earned by the Sponsor. As of June 30, 2023 and December 31, 2022, $0 of acquisition fees that were incurred by SFR JV 1, were due and payable. See Note 3, Investments in Equity Method Investees for further information regarding SFR JV 1 and SFR JV 2.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020 the eREITs entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest to approximately 5% of a partner’s assets under management. The Company made its initial contribution to National Lending on January 15, 2021. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $4.5 million for approximately 7.0% ownership in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company during the six months ended June 30, 2023 and December 31, 2022 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Repayment Date	Balance as of June 30, 2023	Balance as of December 31, 2022
2022 - A	$10,000	3.50%	02/28/2023	04/25/2022	$-	$-
2022 - B	$5,000	3.75%	06/29/2023	07/15/2022	$-	$-
2022 - C	$6,000	6.00%	11/24/2023	03/31/2023	$-	$6,000
2023 - A	$2,000	6.75%	01/03/2024	02/17/2023	$-	$-

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $107,000 and $41,000, respectively, in interest expense on notes with National Lending. As of June 30, 2023 and December 31, 2022, we had outstanding accrued interest of approximately $0 and $37,000, respectively, due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investment in SFR JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. The ownership percentages of the investment in SFR JV 2 for the Company and the Fundrise Real Estate Interval Fund, LLC are 5% and 95%, respectively.

For the six months ended June 30, 2023 and 2022, we incurred approximately $0 and $47,000, respectively, of reimbursable operating costs on behalf of SFR JV 1 and SFR JV 2, our Co-Investments. No reimbursable operating costs were receivable as of June 30, 2023 and December 31, 2022.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2023 and December 31, 2022, approximately $3,000 and $2,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

 In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 12, 2023 for potential recognition or disclosure.

Offering

As of September 12, 2023, we had raised total gross offering proceeds of approximately $97.0 million from settled subscriptions (including $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9.0 million of our common shares.

Special Distributions

On July 31, 2023, the Company received a special distribution of $1.2 million and $950,000 from SFR JV 1, LLC and SFR JV 2, LLC, respectively.

National Lending

National Lending issued a new promissory note to the Company in the principal amount of $3.0 million. The note bears a 6.5% interest rate per annum and matures on July 31, 2024.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2**	Amended and Restated Operating Agreement
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on December 5, 2022)
6.1*	Form of License Agreement between Fundrise Growth eREIT VII, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT VII, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 10, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 25, 2020)
6.4*	Second Amended & Restated Limited Liability Company Operating Agreement of Fundrise SFR JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company's Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise SFR JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company's Form 1-K filed on April 11, 2023)

*	Filed previously
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 12, 2023.

Fundrise Growth eREIT VII, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 12, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)